UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             FORM 12b-25

                               Commission File Number: 000-49832

                     NOTIFICATION OF LATE FILING

                             Form 10-KSB

                 For Period Ended: December 31, 2002

     Nothing is this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION


                        Dover Petroleum Corp.
                   --------------------------------
                       Full Name of Registrant


                                 N/A
                      -------------------------
                      Former Name if Applicable


                          10225 Yonge Street
                  ----------------------------------
      (Address of Principal Executive Office (Street and Number)


               Richmond Hill, Ontario, CANADA  L4C 3B2
                      -------------------------
                      (City, State and ZIP Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check the box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Due to unanticipated delays in finalizing certain financial information, the Company has been unable to complete its financial statements with sufficient time to enable it to timely file its 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Robert Salna        (905) 884-3988
     ------------        --------------
     Name                Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Dover Petroleum Corp.
                   --------------------------------
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                              Dover Petroleum Corp.



                              By: /s/Robert Salna
                              Robert Salna, Chief Executive Officer
                              and Chief Financial Officer
Date: March 31, 2003

ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).